Exhibit 99.1

Alexco Reports Interim Results from Bermingham Drilling, Composite Assays to 1,681 g/t Ag over 20.37 meters True Width

High Grade Silver Mineralization Confirmed along 500 meter Zone

VANCOUVER, BC, Sept. 7, 2021 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") today reported initial results from its ongoing Bermingham Northeast Deep zone infill and extension drilling program in the Keno Hill Silver District, Yukon Territory. The current 19,000 meter ("m") drill program targets over 50 resource intercepts along a zone that was discovered in 2019 and extended over a 500 m strike length in 2020 (see news releases dated September 10, 2019, entitled "Alexco Intersects 8.1 Meters (true width) at Composite Grade of 1,414 Grams Per Tonne (45.5 oz/t) Silver at 'Bermingham Deep' Target", and January 19, 2021, entitled, "Alexco Extends Bermingham High-Grade Mineralization at Depth, Intersects 3,583 g/t Silver over 8.76 meters True Width and Other Significant Results").

2021 Exploration Results Highlights

The 2021 exploration drilling program is currently approximately 80% complete with assays available from the first 24 holes reported here (Table 1, Figure 1, Table 2). The drilling program is focused at depth northeast of the Bermingham deposit that contains silver mineral resources of 32.96 million ounces ("Moz") Indicated (including 18.2 Moz Probable Reserve) and 11.74 Moz Inferred (see news release dated May 26, 2021, entitled "Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill").

Interim results confirm the presence of an approximate 500 m long sub horizontal mineralized zone (Figure 2) with at least a 100 m vertical extent located approximately 150 m below the Bermingham Northeast mining reserve. To achieve an accurate intersection pattern at depth, directional core drilling (HQ and NQ) is being used to ensure a robust resource estimation can be completed as planned in Q4 2021.

In addition to the important intercepts previously reported from discovery and delineation drilling in 2019 and 2020, ten of the more significant holes from the 2021 program are highlighted below:

•	K-21-0786 intersected mineralization in both the Bermingham Main and Footwall veins close to their intersection where a true width of 20.37 m assayed on average 1,681 grams per tonne ("g/t") (54.04 ounces per tonne ("oz/t")) silver ("Ag"), 0.36 g/t gold ("Au"), 6.20% lead ("Pb") and 0.46% zinc ("Zn") that included a 5.54 m interval at 5.5 g/t Ag. Within this:
•	The Bermingham Main vein extends over a true width of 6.42 m from 511.26 m containing 2,010 g/t (64.64 oz/t) Ag, including 0.74 m true width from 511.91 m at 13,112 g/t (421.58 oz/t) Ag, and 0.66 m true width from 517.03 m at 2,780 g/t (89.38 oz/t) Ag; and
•	The Bermingham Footwall vein extends over a true width of 8.74 m from 523.63 m containing 2,284 g/t (73.24 oz/t) Ag, including 1.93 m true width from 523.86 m at 4,269 g/t (137.25 oz/t) Ag and 2.90 m true width from 530.03 m at 3,934 g/t (126.50 oz/t) Ag.
•	K-21-0785 intersected the Bermingham Footwall vein over a true width of 4.42 m from 468.3 m containing 2,901 g/t (93.27 oz/t) Ag, including 0.81 m true width from 469.39 m containing 14,578 g/t (468.70 oz/t) Ag.
•	K-21-0785A intersected the BerminghamFootwall vein over a true width of 4.47 m from 180.42 m containing 1,384 g/t (44.51 oz/t) Ag, including 0.69 m true width from 181.03 m containing 8,561 g/t (275.24 oz/t) Ag.
•	K-21-0790 intersected the Bermingham Footwall vein over a true width of 4.64 m from 461.93 m containing 1,212 g/t (38.96 oz/t) Ag, including 0.53 m true width from 466.21 m containing 7,506 g/t (241.33 oz/t) Ag.
•	K-21-0790A intersected the Bermingham Main vein over a true width of 4.73 m from 126.23 m containing 2,567 g/t (82.54 oz/t) Ag, including 1.09 m true width from 126.90 m containing 10,982 g/t (353.07 oz/t) Ag, and the Bermingham Footwall vein over a true width of 3.77 m from 153.56 m containing 751 g/t (24.15 oz/t) Ag, including 0.12 m true width from 153.56 m containing 6,730 g/t (216.37 oz/t) Ag.
•	K-21-0791 intersected the Bermingham Footwall vein over a true width of 3.91 m from 502.70 m containing 1,301 g/t (41.84 oz/t) Ag, including 1.10 m true width from 502.70 m containing 3,893 g/t (125.17 oz/t) Ag.
•	K-21-0792B intersected the Bermingham Footwall vein over a true width of 7.35 m from 178.87 m containing 970 g/t (31.20 oz/t) Ag, including 5.60 m true width from 179.51 m containing 1,257 g/t (40.43 oz/t) Ag.
•	K-21-0779B intersected the Bermingham Footwall vein over a true width of 4.31 m from 109.97 m containing 866 g/t (27.84 oz/t) Ag.
•	K-21-0794 intersected the Bermingham Footwall vein over a true width of 9.02 m from 510.51 m containing 778 g/t (25.00 oz/t) Ag, including 0.39 m true width from 518.70 m at 11,942 g/t (383.94 oz/t) Ag.
•	K-21-0789A intersected a splay below the Bermingham Footwall vein over a true width of 2.91 m from 148.00 m containing 986 g/t (31.71 oz/t) Ag that included 0.10 m true width from 151.00 m containing 25,670 g/t (825.31 oz/t) Ag.

As in previous years, assay results are reported in Table 2 as +30 g/t Ag composite intervals (that may contain up to two meters of unmineralized material) as in essence this outlines the mineralized vein structures. The Table also includes +900 g/t Ag composites for comparison, this being the Bermingham Probable Reserve silver grade.

Alexco's Chairman and CEO, Clynt Nauman commented, "We are very encouraged by the initial results from the Bermingham Northeast Deep drilling, confirming the importance of this discovery both from an exploration and potentially, from an operations perspective. This zone of mineralization is shaping up to be within 200 meters of our currently planned underground ramp and haulage infrastructure. Upon completing an updated Mineral Resource Estimate for Bermingham in Q4, we will look to incorporate these results into an updated and expanded Mineral Reserve. The discovery also has significant implications in a district where historically, silver mineralization was considered shallow and discontinuous. The Bermingham mineralized corridor - shallow and deep - is still open both to the southwest to and beyond the Brefalt Fault offset, and to the northeast toward the adjacent historical Hector-Calumet mine."

2021 Program Summary and Bermingham Geology

The 2021 exploration program is providing nominal drill intersection spacings of 35 m along strike by 25 m dip separation by using directional drilling technology along the mineralized zone that hosts the subparallel Bermingham Main vein and the Bermingham Footwall vein. The zone is structurally complex with a horizontal to gentle northeast plunge along an interpreted strike length of approximately 500 m and an apparent dip extent of up to 100 m. Characteristically, vein thicknesses are coincident with changes in strike and dip of the mineralized zone in response to variations in host rock competency and proximity to the intersection of the two veins that can now be traced throughout the length of the Bermingham deposit. The mineralization is primarily hosted within the thick bedded quartzites that host the nearby historical Hector-Calumet deposit, with base and precious metal mineralogy similar to that seen elsewhere in the Bermingham deposit.

Operations Update

Underground development and production are proceeding as scheduled with mill throughput ramp up to demonstrate mill nameplate capacity of 18 tonnes per hour (400 tonnes per day) to occur in the fourth quarter 2021. In underground operations final long hole blasts are scheduled at the Bellekeno mine in September 2021. YTD through August 2021, the Bellekeno mine has produced 13,468 tonnes of 842 g/t Ag and 11.7% Pb. Bellekeno ore extraction will cease in the third quarter of 2021 and mill feed will transition to the newly developed Bermingham and Flame & Moth mines. At Bermingham, first production ore was delivered (from the 1150 level undercut) in the latter half of August. At Flame & Moth development of the primary ramp is now beyond the first production level access (835 level) and crosscutting to the ore is progressing with initial Flame & Moth ore production anticipated in the fourth quarter of 2021.

Qualified Persons and Procedures

The 2019 - 2021 exploration drill programs and sampling protocol has been reviewed, verified, and compiled by Alexco's geologic staff under the supervision of Alan McOnie, FAusIMM, Vice President Exploration and Liana Stammers, P.Geo, Senior Exploration Geologist, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, all of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Compared with previous years, the core sampling protocols have varied from sampling half HQ core, as more holes have been completed in NQ core in some daughter holes where essentially whole core assay sampling has been undertaken to ensure adequate sample size, providing adequate representative sample material has been retained and high resolution core photography undertaken.

A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate, and standard reference samples in each batch of 20 samples delivered to the assay lab. Drill core samples are shipped internally to ALS Minerals Labs at Whitehorse, Yukon for preparation, with multi-element ICP, fire assay and overlimit analyses completed at the ALS Minerals facility in North Vancouver, British Columbia.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to commercial production and commenced concentrate production and shipments in the first quarter of 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

APPENDICES

Figure 1 - Location of all drill hole intercepts of the Bermingham NE Deep zone (refer Figure 2) with +30 g/t Ag composite intervals shown in red (CNW Group/Alexco Resource Corp.)

Figure 2 - Vertical Longsection showing distribution of drill hole intercepts on the Bermingham Footwall vein. 2021 completed holes shown in red, previous years in black. (CNW Group/Alexco Resource Corp.)

Table 1 - Location of 2021 Drill Holes with completed assays

Hole	East (m)	North (m)	Elevation (m)	Length (m)	Surface Azimuth	Surface Dip
K-21-0779	479462.74	7086843.49	1359.43	368.00	292.0	-79.0
K-21-0779A *	479410.81	7086880.84	1043.19	200.00	317.4	-68.5
K-21-0779B *	479397.76	7086894.85	995.92	148.00	314.9	-65.7
K-21-0785	479587.42	7087021.24	1358.11	497.00	280.0	-85.0
K-21-0785A *	479553.82	7087036.54	1055.76	216.00	304.4	-72.1
K-21-0785B *	479556.44	7087034.48	1067.28	237.00	312.8	-75.2
K-21-0785C *	479559.48	7087031.87	1084.83	307.00	309.5	-79.1
K-21-0786	479648.30	7086932.50	1368.80	563.00	262.0	-69.0
K-21-0786A *	479528.32	7086935.34	1072.56	263.30	293.8	-62.5
K-21-0786B	479543.40	7086930.70	1108.20	329.50	306.1	-72.8
K-21-0786C *	479528.28	7086933.35	1069.12	286.87	289.8	-69.3
K-21-0789	479717.67	7087126.62	1361.84	503.00	285.0	-78.0
K-21-0789A	479647.57	7087166.60	1037.47	165.00	304.5	-63.6
K-21-0789B *	479634.10	7087176.26	1003.28	130.00	306.2	-66.7
K-21-0789C *	479656.53	7087160.44	1062.17	221.00	303.6	-69.2
K-21-0790	479462.55	7086843.55	1359.42	537.00	301.0	-79.0
K-21-0790A *	479415.08	7086882.70	1045.99	191.35	333.2	-67.4
K-21-0791	479648.30	7086932.50	1368.80	527.00	290.0	-72.5
K-21-0791A *	479527.90	7086999.10	1005.40	160.46	304.6	-61.5
K-21-0792	479680.68	7087039.05	1364.97	521.00	275.0	-75.0
K-21-0792A *	479585.70	7087068.43	1023.53	165.00	307.5	-66.1
K-21-0792B *	479590.24	7087065.21	1037.45	213.00	302.9	-69.2
K-21-0792C *	479593.66	7087063.06	1048.75	240.00	300.9	-70.8
K-21-0794	479615.50	7086913.50	1367.80	551.00	243.0	-65.2

Notes
*  NQ cored
Locations in UTM NAD81 -Z8 projection located by survey controlled RTK GPS
Table includes location of 2019 and 2020 discovery holes in the zone for completeness
Collars of daughter holes (A, B, C) located at take off point from parent hole
Downhole surveys by gyro or single shot reflex

Table 2 - +30 g/t and +900 g/t Ag Composite Assay Intervals

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Vein
K-21-0779	194.40	202.54	2.11	1.01	142.5	4.58	0.15	1.00	0.88	Aho

K-21-0779A	120.96	121.60	0.64	0.59	45.7	1.47	0.15	0.25	0.18	BM
	150.88	154.16	3.28	2.20	414.8	13.34	0.12	1.61	0.30	FW
including	152.19	154.16	1.97	1.32	669.0	21.51	0.19	2.64	0.48	FW

K-21-0779B	109.07	116.37	7.30	4.31	865.9	27.84	0.19	5.21	0.41	FW
including	109.56	113.22	3.66	2.16	648.4	20.85	0.16	4.47	0.65	FW
including	115.27	116.37	1.10	0.65	2,786.4	89.58	0.55	14.30	0.20	FW
	142.28	142.75	0.47	0.38	41.1	1.32	0.03	0.48	1.28	Bear

K-21-0785	439.32	440.53	1.21	1.08	43.1	1.39	0.01	0.17	0.53	BM2
	451.48	452.67	1.19	1.01	3,814.5	122.64	0.68	2.88	1.33	BM
	468.30	475.31	7.01	4.42	2,901.1	93.27	0.33	2.84	0.48	FW
including	469.39	470.67	1.28	0.81	14,578.1	468.70	1.49	9.70	1.81	FW
including	474.40	474.82	0.42	0.26	1,020.0	32.79	0.27	3.49	0.12	FW
	483.93	486.93	3.00	1.89	357.6	11.50	0.06	0.47	0.01	FW Splay
including	483.93	484.68	0.75	0.47	1,190.0	38.26	0.19	0.38	0.02	FW Splay

K-21-0785A	146.68	147.00	0.32	0.28	3,270.0	105.13	0.50	0.06	9.39	BM
	150.00	152.17	2.17	1.89	45.8	1.47	0.02	0.07	0.06	BM Splay
	156.07	156.89	0.82	0.71	168.0	5.40	0.13	2.34	0.77	BM Splay
	171.00	171.95	0.95	0.57	728.0	23.41	0.10	0.17	0.10	FW Splay
	180.42	187.87	7.45	4.47	1,384.3	44.51	0.26	3.53	0.26	FW
including	181.03	182.18	1.15	0.69	8,560.9	275.24	1.51	19.97	0.22	FW

K-21-0785B	156.63	163.83	7.20	6.05	86.3	2.77	0.02	0.55	1.01	BM2
	209.17	213.59	4.42	2.39	401.4	12.90	0.06	3.13	0.28	FW
including	209.17	210.89	1.72	0.93	1012.6	32.55	0.13	7.98	0.02	FW
	216.00	223.35	7.35	3.97	162.9	5.24	0.03	0.10	0.01	FW Splay

K-21-0785C	190.84	191.82	0.98	0.77	437.9	14.08	0.06	0.30	0.51	BM
including	190.84	191.19	0.35	0.28	1,030.0	33.12	0.14	0.71	1.39	BM
	284.44	285.00	0.56	0.25	526.0	16.91	0.14	2.48	0.06	FW
	306.00	307.00	1.00	0.45	127.0	4.08	0.10	0.61	0.32	FW Splay

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Vein
K-21-0786	511.26	535.28	24.02	20.37	1,680.9	54.04	0.36	6.20	0.46	BM-FW Junction *
	511.26	518.09	6.83	6.42	2,010.6	64.64	0.68	5.13	0.29	BM
including	511.91	512.70	0.79	0.74	13,112.5	421.58	5.13	32.47	1.69	BM
including	517.03	517.73	0.70	0.66	2,780.0	89.38	0.37	1.03	0.03	BM
	523.63	535.28	11.65	8.74	2,284.3	73.44	0.35	9.77	0.76	FW
including	523.86	526.43	2.57	1.93	4,268.9	137.25	0.73	11.87	2.19	FW
including	530.03	533.90	3.87	2.90	3,934.5	126.50	0.53	20.48	0.80	FW
	559.20	560.00	0.80	0.76	77.8	2.50	0.04	0.35	0.02	Bear

K-21-0786A	197.93	198.86	0.93	0.86	984.7	31.66	0.17	1.62	0.80	BM
including	197.93	198.15	0.22	0.20	4,000.0	128.60	0.51	4.79	3.32	BM
	222.85	226.16	3.31	2.22	102.5	3.29	0.03	1.12	0.08	FW
	229.70	230.20	0.50	0.34	178.0	5.72	0.12	4.25	0.01	FW Splay

K-21-0786B	241.34	243.60	2.26	2.03	296.9	9.54	0.11	3.46	0.37	BM
including	241.34	241.64	0.30	0.27	1,600.0	51.44	0.45	12.30	0.46	BM
	273.73	276.00	2.27	1.52	1,051.3	33.80	0.12	7.46	0.02	FW
including	274.66	276.00	1.34	0.90	1,735.5	55.80	0.20	12.05	0.02	FW
	278.70	279.00	0.30	0.20	167.0	5.37	0.03	0.28	0.01	FW Splay

K-21-0786C	60.63	61.05	0.42	0.29	55.9	1.80	0.12	0.76	0.71	Unknown

K-21-0789	432.71	434.67	1.96	1.80	128.8	4.14	0.18	1.28	4.92	BM2
	437.00	437.50	0.50	0.46	51.1	1.64	0.12	0.32	1.82	BM2 Splay
	461.45	466.35	4.90	3.43	285.7	9.19	0.07	0.39	0.64	BM
including	463.78	464.40	0.62	0.43	2,050.0	65.91	0.39	2.42	2.91	BM
	468.55	469.02	0.47	0.32	51.1	1.64	0.05	0.14	13.15	FW
	477.80	479.92	2.12	1.44	30.8	0.99	0.04	0.05	0.16	Ruby Splay

K-21-0789A	96.79	97.82	1.03	0.92	143.5	4.61	0.05	1.31	5.99	BM2
	138.34	145.85	7.51	4.36	125.0	4.02	0.10	0.71	0.76	FW
including	139.34	140.00	0.66	0.38	1,000.0	32.15	0.92	2.79	0.45	FW
	148.00	153.04	5.02	2.91	986.2	31.71	0.03	1.21	1.07	FW Splay
including	149.75	151.17	1.42	0.82	3,434.2	110.41	0.05	3.83	3.27	FW Splay
with	151.00	151.17	0.17	0.10	25,670.0	825.31	0.01	22.64	0.04	FWSplay

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Vein
K-21-0789B	91.00	111.10	20.10	12.26	344.9	11.09	0.09	0.71	1.50	FW
including	100.00	103.60	3.60	2.20	1,013.2	32.57	0.19	1.66	5.32	FW
including	105.08	105.48	0.40	0.24	984.0	31.64	0.25	1.01	1.95	FW
including	106.00	106.85	0.25	0.15	4,930.0	158.50	1.36	9.62	5.94	FW

K-21-0789C	123.43	124.22	0.79	0.69	225.2	7.24	0.12	2.93	6.44	BM2
	160.71	161.03	0.32	0.28	323.0	10.38	0.09	0.14	1.26	BM
	170.78	171.41	0.63	0.37	915.0	29.42	0.14	1.50	2.26	FW Splay
	174.65	175.10	0.45	0.26	305.0	9.81	0.52	0.89	0.35	FW Splay
	180.36	186.00	5.64	3.27	589.9	18.97	0.09	1.32	0.92	FW
including	183.71	186.00	2.29	1.33	1,371.4	44.09	0.18	2.04	1.28	FW

K-21-0790	454.03	455.80	1.77	1.19	60.6	1.95	0.03	0.07	0.15	FW Splay
	461.93	468.86	6.93	4.64	1,211.8	38.96	0.15	2.29	0.95	FW
including	461.93	464.00	2.07	1.39	1,030.7	33.14	0.16	5.68	2.55	FW
including	466.21	467.00	0.79	0.53	7,506.2	241.33	0.77	3.17	0.41	FW
	506.80	507.13	0.33	0.28	33.3	1.07	0.01	0.10	0.05	Bear

K-21-0790A	126.23	132.00	5.77	4.73	2,567.2	82.54	0.26	4.16	0.85	BM
including	126.90	128.23	1.33	1.09	10,981.6	353.07	0.93	17.74	3.34	BM
	145.17	145.41	0.24	0.14	1,030.0	33.12	0.45	7.07	0.05	FW Splay
	153.56	160.17	6.61	3.77	751.1	24.15	0.13	3.60	0.31	FW
including	153.56	153.77	0.21	0.12	6,730.0	216.37	0.75	12.60	2.87	FW
including	156.23	160.17	3.94	2.25	881.6	28.35	0.15	5.32	0.18	FW

K-21-0791	493.69	494.83	1.14	1.11	38.4	1.23	0.06	0.43	0.09	BM Splay
	497.00	500.43	3.43	3.33	69.4	2.23	0.05	0.22	0.31	BM
	502.70	507.65	4.95	3.91	1,301.4	41.84	0.18	1.87	1.32	FW
including	502.70	504.09	1.39	1.10	3,893.3	125.17	0.55	2.45	1.93	FW
including	507.33	507.65	0.32	0.25	2,170.0	69.77	0.32	11.30	10.05	FW
	511.88	512.20	0.32	0.25	93.5	3.01	0.05	1.65	0.44	FW Splay

K-21-0791A	109.56	111.00	1.44	1.34	694.4	22.33	0.22	4.94	0.08	BM
	127.49	143.20	15.71	10.84	489.7	15.74	0.07	2.68	1.05	FW
including	129.41	129.92	0.51	0.35	2081.2	66.91	0.22	28.36	21.51	FW
including	142.55	143.20	0.65	0.45	8149.7	262.02	1.11	25.88	5.40	FW

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Vein
K-21-0792	455.63	456.30	0.67	0.64	265.0	8.52	0.06	0.42	0.31	BM2
	481.36	481.81	0.45	0.43	63.5	2.04	0.01	0.09	0.18	BM Splay
	495.07	496.21	1.14	0.97	2,841.1	91.34	0.34	5.46	0.37	FW
including	495.57	496.21	0.64	0.54	4,652.1	149.57	0.55	8.84	0.43	FW
	499.71	503.50	3.79	3.22	268.6	8.63	0.05	0.48	0.62	FW Splay
including	503.29	503.50	0.21	0.18	3,710.0	119.28	0.68	7.79	8.18	FW Splay

K-21-0792A	103.75	104.00	0.25	0.23	1,360.0	43.73	0.18	0.45	0.00	BM2
	150.48	151.21	0.73	0.50	49.6	1.59	0.01	0.02	0.12	FW Splay
	155.65	159.36	3.71	2.52	538.2	17.30	0.09	1.97	0.69	FW

K-21-0792B	118.86	120.57	1.71	1.49	31.8	1.02	0.03	0.16	0.56	BM2
	178.87	190.73	11.86	7.35	970.3	31.20	0.33	4.26	0.56	FW
including	179.51	188.54	9.03	5.60	1,257.4	40.43	0.42	5.53	0.73	FW
	196.14	202.05	5.91	5.26	142.4	4.58	0.01	1.23	0.04	Bear

K-21-0792C	135.34	140.00	2.37	2.04	231.9	7.46	0.07	0.29	1.17	BM2
	210.75	218.10	7.35	4.19	529.5	17.03	0.09	3.82	0.24	FW
including	213.08	213.74	0.66	0.38	1,455.0	46.78	0.18	0.94	1.75	FW
including	215.76	217.60	1.84	1.05	1,114.8	35.84	0.17	11.02	0.16	FW
	221.47	225.52	2.55	1.45	62.3	2.00	0.02	0.15	0.00	FW Splay

K-21-0794	494.53	494.72	0.19	0.18	1,290.0	41.47	0.26	3.09	15.30	BM
	497.00	500.29	3.29	3.09	45.3	1.46	0.03	0.29	0.18	BM Splay
	510.51	522.22	11.71	9.02	777.6	25.00	0.15	0.51	1.93	FW
including	514.08	514.57	0.49	0.38	2,980.0	95.81	0.50	5.82	4.51	FW
including	518.70	519.21	0.51	0.39	11,941.9	383.94	1.82	0.41	8.83	FW

30 g/t Ag composite including up to 2m interval internal waste

900 g/t Ag composite including up to 2m interval internal waste

* Junction of Bermingham Main and Footwall Veins average includes 5.54 m unmineralized material

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SOURCE Alexco Resource Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2021/07/c7460.html

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For further information: Clynton R. Nauman, Chairman and Chief Executive Officer, Rajni Bala, Investor Relations and Communications Lead, Phone: (778) 945-6577, Email: info@alexcoresource.com, Website: www.alexcoresource.com

CO: Alexco Resource Corp.

CNW 07:00e 07-SEP-21